UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICES TO STOCK EXCHANGES
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

NOTICES TO STOCK EXCHANGES

Infosys Limited, a company organized under the laws of the Republic of India (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On November 6, 2025, the Company notified the stock exchanges on which its securities trade (the “Stock Exchanges”) of the results of the shareholder vote by the Postal Ballot Notice (the “Postal Ballot”), which was filed by the Company on Schedule TO-C with the U.S. Securities and Exchange Commission on September 26, 2025 (the “Voting Results Notice”). The Voting Results Notice is attached hereto as Exhibit 99.1.

Additionally, the Company notified the Stock Exchanges that the Board of Directors of the Company has fixed November 14, 2025 as the record date for determining the entitlement and the names of the shareholders who are eligible to participate (the “Eligible Shareholders”) in the Buyback, which was approved by the Board on September 11, 2025 and by the shareholders by means of a special resolution through the Postal Ballot (the “Record Date Notice”). The Record Date Notice is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ Inderpreet Sawhney
Date: November 6, 2025	Inderpreet Sawhney
Chief Legal Officer and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice to Stock Exchanges—Voting Results

99.2	Notice to Stock Exchanges—Record Date